UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Entrada Therapeutics, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

29384C 108

(CUSIP Number)

5AM Venture Management, LLC

501 2nd Street, Suite 350

San Francisco, CA 94107

(415) 993-8565

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29384C 108

1.	Names of Reporting Persons 5AM Ventures V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,276,022 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,276,022 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,276,022 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.0% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by 5AM Ventures V, L.P. (“5AM V”), 5AM Partners V, LLC (“5AM Partners V”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Dr. Parmar”) and Dr. Scott M. Rocklage (“Dr. Rocklage”), with 5AM V, 5AM Partners V, 5AM Opportunities, 5AM Opportunities GP, Schwab and Dr. Parmar, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by 5AM V. Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.
(3)	The percentage of class was calculated based on 29,887,389 shares of common stock outstanding following the closing of the Issuer’s initial public offering as of November 2, 2021, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Names of Reporting Persons 5AM Partners V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,276,022 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,276,022 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,276,022 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.0% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 3,276,022 shares held by 5AM V. Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.
(3)	The percentage of class was calculated based on 29,887,389 shares of common stock outstanding following the closing of the Issuer’s initial public offering as of November 2, 2021, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Names of Reporting Persons 5AM Opportunities I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,132,357 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,132,357 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,132,357 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.8% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. he Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by 5AM Opportunities. Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.
(3)	The percentage of class was calculated based on 29,887,389 shares of common stock outstanding following the closing of the Issuer’s initial public offering as of November 2, 2021, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Names of Reporting Persons 5AM Opportunities I (GP), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,132,357 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,132,357 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,132,357 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.8% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,132,357 shares held by 5AM Opportunities. Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.
(3)	The percentage of class was calculated based on 29,887,389 shares of common stock outstanding following the closing of the Issuer’s initial public offering as of November 2, 2021, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Names of Reporting Persons Andrew J. Schwab

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,408,379 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,408,379 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,408,379 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.7% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 3,276,022 shares held by 5AM V; and (ii) 1,132,357 shares held by 5AM Opportunities. Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V. Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)	The percentage of class was calculated based on 29,887,389 shares of common stock outstanding following the closing of the Issuer’s initial public offering as of November 2, 2021, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Names of Reporting Persons Dr. Kush Parmar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,308 shares of Common Stock (2)

	8.	Shared Voting Power 4,408,379 shares of Common Stock (3)

	9.	Sole Dispositive Power 1,308 shares of Common Stock (2)

	10.	Shared Dispositive Power 4,408,379 shares of Common Stock (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,409,687 shares of Common Stock (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Represents shares issuable pursuant to options which are exercisable within 60 days of the date of this filing.
(3)	Includes (i) 3,276,022 shares held by 5AM V; and (ii) 1,132,357 shares held by 5AM Opportunities. Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V. Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.
(4)	The percentage of class was calculated based on 29,887,389 shares of common stock outstanding following the closing of the Issuer’s initial public offering as of November 2, 2021, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Names of Reporting Persons Dr. Scott M. Rocklage

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,276,022 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,276,022 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,276,022 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.0% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 3,276,022 shares held by 5AM V. Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.
(3)	The percentage of class was calculated based on 29,887,389 shares of common stock outstanding following the closing of the Issuer’s initial public offering as of November 2, 2021, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on November 1, 2021.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.0001 par value (“Common Stock”) of Entrada Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Entrada”). The address of the principal executive offices of the Issuer is 6 Tide Street, Boston, Massachusetts 02210. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)       This Schedule 13D is filed by 5AM Ventures V, L.P. (“5AM V”), 5AM Partners V, LLC (“5AM Partners V”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Dr. Parmar”) Dr. Scott M. Rocklage (“Dr. Rocklage” and, with 5AM Partners V, 5AM V, 5AM Opportunities, 5AM Opportunities GP, Schwab and Dr. Parmar, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)       The principal business and principal business office of the Reporting Persons is 501 2nd Street, Suite 350, San Francisco, CA 94107.

(c)       The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a Managing Member of 5AM Partners V, which is the general partner of 5AM V. Schwab and Dr. Parmar serve as Managing Members of 5AM Opportunities GP, which is the general partner of 5AM Opportunities.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of 5AM V, 5AM Partners V, 5AM Opportunities and 5AM Opportunities GP are organized in the state of Delaware and each of the individuals is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”) the 5AM V and 5AM Opportunities purchased from the Issuer in a series of private transactions, shares of the Issuer’s Convertible Preferred Stock for an approximate aggregate purchase price of $32,442,456 million. Upon closing of the IPO, the shares of Convertible Preferred Stock held by 5AM V and 5AM Opportunities automatically converted into shares of Common Stock of the Issuer, resulting in the 5AM V and 5AM Opportunities holding a total of 4,158,379 shares of Common Stock before giving effect to purchases in the IPO. In addition, at the time of the IPO, 5AM Opportunities purchased 250,000 shares of Common Stock of the Issuer at the IPO price of $20.00 per share. The Reporting Persons hold an aggregate of 4,408,379 shares of Common Stock of the Issuer as of November 2, 2021.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Dr. Parmar, a Managing Member of 5AM Partners V and 5AM Opportunities GP, is a member of the board of directors of the Issuer. As a director of the Issuer, Dr. Parmar may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of November 12, 2021:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)
5AM V (1)	3,276,022	0	3,276,022	0	3,276,022	3,276,022	11.0%
5AM Partners V (1)	0	0	3,276,022	0	3,276,022	3,276,022	11.0%
5AM Opportunities (2)	1,132,357	0	1,132,357	0	1,132,357	1,132,357	3.8%
5AM Opportunities GP (2)	0	0	1,132,357	0	1,132,357	1,132,357	3.8%
Schwab (1) (2)	0	0	4,408,379	0	4,408,379	4,408,379	14.7%
Dr. Parmar (1) (2) (3)	0	1,308	4,408,379	1,308	4,408,379	4,409,687	14.8%
Dr. Rocklage (1)	0	0	3,276,022	0	3,276,022	3,276,022	11.0%

(1)	Includes 3,276,022 shares of Common Stock held by 5AM V. Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(2)	Includes 1,132,357 shares of Common Stock held by 5AM Opportunities. Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)	Includes 1,308 shares issuable pursuant to options which are exercisable within 60 days of the date of this filing.

(4)	The percentage of class was calculated based on 29,887,389 shares of common stock outstanding following the closing of the Issuer’s initial public offering as of November 2, 2021, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on November 1, 2021.

(c)       Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investors’ Rights Agreement

5AM V, 5AM Opportunities and other stockholders of the Issuer have entered into an Amended and Restated Investors’ Rights Agreement dated March 29, 2021 (the “Investor’s Rights Agreement”) with the Issuer. Subject to the terms of the Investor’s Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

If, beginning 180 days after effective date of the registration for an IPO, the Issuer shall receive a written request from the Holders (as defined in the Investor’s Rights Agreement) of a majority of the shares of common stock issued upon conversion of the Issuer’s Senior Preferred Stock (as defined in the Investor’s Rights Agreement) (the “Initiating Holders”) that the Issuer file a Form S-1 registration statement under the Securities Act of 1933 (the “Securities Act”) with respect to Registrable Securities owned by such Holder or Holders having an aggregate offering price, net of Selling Expenses (as defined in the Investor’s Rights Agreement), of at least $15 million, then the Issuer shall (i) within ten (10) business days after the date such request is given, give notice thereof (the “Demand Notice”) to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders.

The Issuer shall not be obligated to effect, or to take any action to effect, any demand registration after the Issuer has effected two Form S-1 demand registrations.

Form S-3 Demand Registration Rights

If, at any time when it is eligible to use a Form S-3 registration statement, the Issuer receives a request from at Holders of at least fifteen percent (15%) of the Registrable Securities then outstanding that the Issuer file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price of at least $5 million, then the Issuer shall (i) within ten (10) business days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders.

The Issuer shall not be obligated to effect, or to take any action to effect, any Form S-3 demand registration if the Issuer has effected two Form S-3 demand registrations within the twelve month period immediately preceding the date of such request.

Piggyback Registration Rights

If the Issuer proposes to register any of its stock in connection with the public offering of such securities by the Issuer, the Issuer shall, at such time, promptly and in any event, within three business days of such determination, give each Holder written notice of such registration. Upon the written request of each Holder given within twenty (20) days after such notice is given to the Issuer, the Issuer shall, subject to the certain limitations, use its reasonable best efforts to cause to be registered all of the Registrable Securities that each such Holder has requested to be registered.

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses, including the fees of one special counsel of the Holder of Registrable Securities in an amount not to exceed $75,000, other than underwriting discounts and commissions, related to any registration effected pursuant to the Investor’s Rights Agreement.

Indemnification

The Investor’s Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination

No Holder shall be entitled to exercise any registration rights on the date which is the earlier of (i) the closing of a Deemed Liquidation Event, as such term is defined in the Issuer’s Certificate of Incorporation; (ii) such time after the consummation of the IPO as Rule 144 or another similar exemption under the Securities Act is available for the sale of all such Holder’s shares without limitation during a three-month period without registration; or (iii) the fifth anniversary of a Qualified Public Offering, as such term is defined in the Issuer’s Certificate of Incorporation.

Lock-up Agreements

5AM V, 5AM Opportunities and Dr. Kumar, along with all of the Issuer’s officers, directors, and holders of substantially all of the Issuer’s Common Stock, have entered into letter agreements (the “Lock-up Agreements”), whereby they have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of or hedge any of its Common Stock or securities convertible into or exchangeable for Common Stock for a 180-day period beginning on October 28, 2021 and ending on April 26, 2022 except with the prior written consent of Goldman Sachs & Co., Cowen and Company, LLC and Evercore Group, L.L.C. on behalf of the underwriters.

The foregoing description of the terms of the Investor’s Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor’s Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the investors listed on Exhibit A thereto, dated as of March 29, 2021 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-260160), filed with the SEC on October 8, 2021).

C.	Form of Lock-up Agreement (incorporated by reference to Annex II to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-260160), filed with the SEC on October 8, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12 2021

5AM Ventures V, L.P.

By:	5AM Partners V, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Partners V, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I, L.P.

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Dr. Kush Parmar
Dr. Kush Parmar

/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage

/s/ Andrew J. Schwab
Andrew J. Schwab

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Entrada Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: November 12 2021

5AM Ventures V, L.P.

By:	5AM Partners V, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Partners V, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I, L.P.

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Dr. Kush Parmar
Dr. Kush Parmar

/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage

/s/ Andrew J. Schwab
Andrew J. Schwab